                       U.S. SECURITIES AND EXCHANGE COMMISSION   +-------------+
                              WASHINGTON D.C. 20549              | OMB Number  |
                                                                 | 3235-0058   |
                                  FORM 12b-25                    |  expires    |
                           NOTIFICATION OF LATE FILING           | 01/31/2002  |
                                                                 |             |
                                                                 | SEC File #  |
                                                                 |   0-26799   |
                                                                 |   CUSIP #   |
                                                                 |             |
                                                                 +-------------+
check box
Form 10-K [X]   Form 20-F [ ]   Form 11-K [ ]   Form 10-Q [ ]   Form N-SAR

                    For Period Ended: September 30, 1999
                                      ------------------
                    [X] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: September 30, 1999
_____________________________________________________________________________
|                                                                           |
|Read Instruction (on back page) Before Preparing Form, Please Print or Type|
|                                                                           |
| Nothing in this form shall be construed to imply that the Commission has  |
|              verified any information contained herein.                   |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:
     Ubrandit.com
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
     12626 High Bluff Drive, Suite 200
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City, State, Zip Code
     San Diego, Ca  92130
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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[XX] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[XX] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant filed a Registration Statement on Form 10 (the "Registration Statement"), which was last amended on December 15, 1999 and is undergoing review by the Securities and Exchange Commission (the "Commission"). The Registrant is in the process of responding to certain comments from the Commission relating to the financial data and information included in the Registrant's last amendment to the Registration Statement. The Registrant is unable to complete its Transition Report on Form 10-K for the nine months ended September 30, 1999, until these matters are resolved. In addition, due to other company matters, the officers responsible for preparing the report were unable to compile the information necessary to complete and file the Transition Report by December 29, 1999, the date on which the Registrant is required to file the Transition Report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

 Christopher A. Wilson               714               436-6800
----------------------------   -----------------   ---------------
     (Name)                       (Area Code)       (Telephone No.)

(2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x]Yes  [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                                  Ubrandit.com
                     ------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 1999                  By: /s/ Jeff Phillips
     -----------------------------       -------------------------------------
                                         Jeff Phillips, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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                                   ATTACHMENT

In March of 1999, the Registrant acquired Global Investors Guide and commenced the implementation of its current business plan. For a detailed description of the terms of this transaction, see Amendment No. 3 to the Registration Statement, which was filed with the Commission on December 15, 1999 ("Amendment No. 3"). The Registrant had no significant assets and did not engage in any substantial business activity before this acquisition, as reflected in the Registrant's operating results for the fiscal year ended December 31, 1998. Effective as of January 1, 1999, the Registrant changed its fiscal year end to September 30. The following table sets forth certain historical financial data for the fiscal year ended December 31, 1998 and the Registrant's reasonable estimate of corresponding data for the nine months ended September 30, 1999. The Registrant's financial statements for the fiscal year ended December 31, 1998 are included with Amendment No. 3.

                                             Fiscal Year             Nine Months
                                                Ended                   Ended
                                             December 31,            September 30,
                                                 1998                   1999
                                            -----------------      -----------------
INCOME STATEMENT DATA

Revenue                                     $             --       $        35,656
Operating expenses                                        93               834,171
Operating income (loss)                                   --              (798,515)
Other (income) net                                        --              (444,027)
Extraordinary Item                                        --              (378,749)
Income (loss) before income taxes                         --            (1,621,291)
Income taxes                                              --                    --
Net income (loss)                                         --            (1,621,291)
Earnings per share - basic and diluted                    --                 (0.17)


BALANCE SHEET DATA

Total current assets                        $         44,507       $     5,704,834
Total Assets                                $         44,507       $     6,450,865
Total current liabilities                   $            400       $        77,641
Total liabilities                           $            400       $        86,500
Total Stockholders equity                   $         44,107       $     6,450,865


The following narrative summary sets forth a comparison of the Registrant's operating results for the fiscal year ended December 31, 1998 and the nine months ended September 30, 1999, based on Registrant's financial statements for the fiscal year ended December 31, 1998 and a reasonable estimate of its operating results for the nine months ended September 30, 1999.

Results of Operations

Nine months ended September 30, 1999 compared to the year ended December 31, 1998.

         Consolidated revenue for the nine months ended September 30, 1999 were $35,656, as compared to revenue of nil for the year ending December 31, 1998. Approximately 67.0% of the revenue for the nine months ended September 30, 1999, was generated through the renting of mailing lists following the acquisition of Global Investors Guide and the remaining 35.0% was generated from newly commenced product sales on the Registrant's Jungle Jeff website.

         Direct operating expenses were $305,286 for the nine months ended September 30, 1999, as compared to no such expenses for the fiscal year ended December 31, 1998. The increase in direct operating expenses was due primarily to an increase of $258,000 of payroll costs associated with development of web sites and $34,000 of costs associated with the purchase of data feeds for the Jungle Jeff website.

         Sales, general and administrative expenses increased from $13 for the year ended December 31, 1998 to $456,575 for the nine months ended September 30, 1999. The increase was primarily due to the following factors: increased research and development costs of $55,914, administrative payroll of $39,000, accounting and legal fees of associated and filings with the Commission of $108,000, rent expense of $56,000 and business fees of $20,000.

         For the nine months ended September 30, 1999, depreciation and amortization costs were $72,310 as compared to $80 for the year ended December 31, 1998. The increase was due to amortization of Goodwill recorded from the acquisition of Global Investors Guide on March 11, 1999, and depreciation of the certain fixed assets.

         In sum, revenue less operating expenses resulted in an operating loss of $798,515 for the nine months ended September 30, 1999 as compared to an operating loss of $93 for the year ended December 31, 1998.

         Interest expense for the nine months ended September 30, 1999 was $1,393, as compared to $0 for the year ended December 31, 1998. This expense related to the convertible debt recorded from the acquisition of Global Investors Guide on March 11, 1999, and the interest on the capital lease obligation.

         For the nine months ended September 30, 1999 interest income increased from $0 to $32,366 over year ended December 31, 1998. The increase interest income was due to interest earned on cash balances received from the equity offerings.

         Other expense for the nine months ended September 30, 1999 was $475,000, as compared to no other expense for the year ended December 31, 1998. Such expense was associated with the impairment loss recorded on the goodwill acquired from the acquisition of Global Investors Guide on March 11, 1999.

         There were no extraordinary items of expense for the year ended December 31, 1998 as compared to expenses of $378,749 for the loss on extinguishment of debt for the nine months ended September 30, 1999. This loss was recorded when the Registrant converted $164,251 of debt and interest to an unrelated party into shares of the Registrant's Common Stock. The 300,000 shares of stock were valued at $1.81 per share (the price of the stock on the date of conversion) for a total of $543,000. The difference between the total debt and accrued interest and the value assigned to the stock was recorded as a loss on the extinguishment of debt.